Exhibit 99.1

Simcere Pharmaceutical Group Announces Appointment of New Chief Executive Officer

Nanjing, China, September 13,2012— Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China, today announced the appointment of Mr. Hongquan Liu, as its Chief Executive Officer and Executive Director of the Board, effective October8, 2012. Mr. Jinsheng Ren will continue to serve as Chairman of Simcere.

The Company also announced that Dr.Yehong Zhang, who currently serves as President of Simcere, will serve as Chief Executive Officer of Simcere MSD (Shanghai) Pharmaceutical Co. Ltd, the newly established joint venture between Simcere and Merck & Co., Inc. (NYSE:MRK), effective from October 8, 2012. Dr. Zhang will no longer hold the position of President of Simcere.

Between 2000 and 2012, Mr. Hongquan Liu held the positions of Director and General Manager of Sino-Swed Pharmaceutical Corp. Ltd, the first pharmaceutical joint venture between China and Sweden. Prior to this, Mr. Liu held the positions of Chief Financial Officer and Chief Marketing and Business Officer of Pharmacia & Upjohn (China) Ltd., and General Manager of Pharmacia Corporation. Mr. Liu received an EMBA degree from China Europe International Business School (CEIBS) and a bachelor’s degree from Shanxi College of Finance and Economics.

“I am delighted to welcome Hongquan to Simcere’s management team,” said Mr. Jinsheng Ren, Chairman of Simcere. “With nearly 30 years of management experience in the pharmaceutical industry, and as an Independent Director of Simcere for the last nine years, I am confident that as CEO, Hongquan will be instrumental in helping position Simcere for long-term sustainable growth.  With Hongquan leading the company’s overall management and operations, I look forward to devoting more of my time to focusing on Simcere’s mid- to long-term strategic direction and to building relationships with major stakeholders.”

“I am very excited to join Simcere as Chief Executive Officer,” said Mr. Liu. “With its abundant range of competitive products and solid management foundation, I am confident that Simcere has a promising future with high growth potential in China’s rapidly developing pharmaceutical industry. I look forward to working alongside Mr. Ren and the entire management team to raise the quality of the company’s operations and to strengthen its market competitiveness.”

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Investor and Media Contacts:

Email: ir@simcere.com

In the United States: Jie Liu D’Elia Vice President Simcere Pharmaceutical Group Tel: 1-425-985-5530	In the United States: Cindy Zheng Brunswick Group LLC Tel: 1-212-333-3810

In Beijing: Yue Yu Brunswick Group Tel: 86-10-5960-8600	In Hong Kong: Joseph Lo Chi-Lun Brunswick Group Tel: 852-3512-5000

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